UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File Number 1-9700

A. Full title and address of the Plan:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
101 Montgomery Street
San Francisco, CA 94104

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
120 Kearny Street
San Francisco, CA 94108

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBITS

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 24, 2008

By: ______________________

Chip Luman
Chairman of Employee Benefits
Administrative Committee

Exhibit 23.1

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-44793 and 333-71322 of the Charles Schwab Corporation on Form S-8 of our report dated June 24, 2008 appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement and Investment Plan for the year ended December 31, 2007.

Deloitte + Touche LLP

June 24, 2008

SchwabPlan®
Retirement Savings and Investment Plan

Financial Statements as of and for the Years Ended December 31, 2007 and 2006, Supplemental Schedule as of December 31, 2007 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 24, 2008

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2007	2006
Assets		
Investments:		
Common stock of The Charles Schwab Corporation	$ 924,400,101	$ 800,162,887
Mutual funds	858,270,224	820,842,698
Self-directed brokerage accounts	298,946,088	292,485,793
Collective trust funds	202,652,601	42,400,374
Money market funds	-	106,587,431
Participant notes receivable	28,821,990	30,962,578
Total investments	2,313,091,004	2,093,441,761
Receivables:		
Employer contributions	52,130,982	56,450,114
Accrued dividends and interest	130,834	40,187
Due from broker for investments sold	4,380,797	3,726,645
Total receivables	56,642,613	60,216,946
Total assets	2,369,733,617	2,153,658,707
Liabilities		
Due to broker for investments purchased	4,956,507	2,996,458
Net Assets Available for Benefits	$ 2,364,777,110	$ 2,150,662,249

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2007	2006
Additions to Net Assets Available for Benefits		
Investment income:		
Dividends and interest	$ 123,233,335	$ 66,216,155
Net appreciation in fair value of investments:		
Common stock of The Charles Schwab Corporation	234,069,929	212,408,200
Mutual funds and collective trust funds	15,241,546	75,238,825
Self-directed brokerage accounts	12,523,002	18,368,699
Total investment income	385,067,812	372,231,879
Contributions:		
Participants' salary deferral and rollover	115,952,008	117,699,851
Net employer contributions	52,039,714	55,688,896
Total contributions	167,991,722	173,388,747
Total additions to net assets available for benefits	553,059,534	545,620,626
Deductions from Net Assets Available for Benefits		
Distributions to participants	(338,944,673)	(261,636,399)
Increase in Net Assets	214,114,861	283,984,227
Net Assets Available for Benefits		
Beginning of year	2,150,662,249	1,866,678,022
End of year	$ 2,364,777,110	$ 2,150,662,249

See Notes to Financial Statements.

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2007, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and subsidiaries.

The Charles Schwab Trust Company (CSTC), a subsidiary of CSC and party in interest, serves as trustee of the Plan. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of CSC common stock held by the Plan. In January 2008, CSTC was merged into Charles Schwab Bank, a depository institution subsidiary of CSC.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($15,500 for 2007 and $15,000 for 2006). Such contributions are not currently taxable to participants and can be matched by CSC's contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of 5 percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 or higher before the end of the Plan year to make catch-up contributions up to 50% of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($5,000 for 2007 and 2006). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided for in 2007 and 2006.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC's performance may also be made. No Profit Contribution was made for 2007 and 2006.

CSC's Basic Match and Profit Contribution, if any, are made in the first quarter of the subsequent year. A participant must be an eligible employee on the last workday of the year to receive a Basic Match or Profit Contribution. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible for the Profit Contribution, if one is made. The allocation will be based on eligible compensation while a participant during the Plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Basic Match, and the Profit Contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 10 core investment options which include the Common Stock of CSC and mutual funds that cover stocks and bonds.

Additionally, CSC provides a set of collective trust funds - Schwab Managed Retirement Trust Funds™, Charles Schwab Stable Value Fund™, and the SSGA Bond Index Fund. The Schwab Managed Retirement Trust Funds™ are designed to provide a single investment solution that is adjusted over time to meet participants' changing risks and return objectives as they near retirement. The Schwab Managed Retirement Trust Funds™ are diversified across multiple asset classes, including large-cap equities, small-cap equities, international equities, fixed income, stable value, and money market.

CSC also provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the collective trust funds and core investment options available. CSC participants pay a discounted annual fee for maintaining a PCRA, and are responsible for paying trading fees and commissions in their PCRA. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part of their Plan balance in the PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of 1 percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent from their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate, at the time the loan application is made, plus 1 percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and actual earnings thereon. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution as defined in the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in the CSC stock fund.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 50 with seven years of service or age 65. Forfeitures arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. During 2007 and 2006, the forfeiture amounts used to reduce the employer contribution were immaterial.

Administrative Expenses—The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2007 and 2006, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results could differ from those estimates.

Investment—The Plan's investments are generally stated at fair value. Shares of mutual funds and collective trust funds are valued at the quoted net asset value of shares held by the Plan at year end. Investments held in a PCRA are valued at quoted market values at year end. Participant notes receivable are valued at cost, which approximates fair value.

The Plan's investment in the Charles Schwab Stable Value Fund™ is a pooled investment fund of primarily insurance contracts, which meet the definition of benefit responsiveness described in *Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Guide and Defined-Contribution Health and Welfare and Pension Plans*. The investment in the Charles Schwab Stable Value Fund™ is recorded at fair value, which is not materially different than contract value.

The investment options of the Plan are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment options, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

3. TAX STATUS

The Internal Revenue Service (IRS) has determined, and informed CSC by a letter dated May 25, 2007, that the Plan and related trust are designed in accordance with, and are currently being operated in compliance with, applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC. The dividend income earned on the CSC common shares held by the Plan was $44,685,491 and $6,091,182 for 2007 and 2006, respectively.

CSC contributions are held by CSTC, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for CSTC's fees are paid directly by CSC. Subsidiaries of CSC also provide investment management services related to several plan investments including the common stock of CSC.

5. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

	December 31,	
	2007	2006
Common stock of The Charles Schwab Corporation 36,058,397 and 41,423,107 shares, respectively	$ 924,400,101	$ 800,162,887
Dodge & Cox Stock Fund—1,577,917 and 1,487,202 shares, respectively	$ 218,194,556	$ 228,226,004
American Funds Europacific Growth Fund of America - R5 Shares—2,581,766 shares	$ 131,334,417	-
Charles Schwab Stable Value Fund™— 6,795,076 shares,	$ 120,401,245	-
Schwab 1000 Fund®—2,917,669 shares	-	$ 120,207,944

******

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94-3025021; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
*	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION	36,058,397	$ 335,646,857	$ 924,400,101
	MUTUAL FUNDS:			
	Dodge & Cox Stock Fund	1,577,917	204,141,991	218,194,556
	American Funds Europacific Growth Fund of America - R5 Shares	2,581,766	101,984,930	131,334,417
**	Schwab Institutional Select S&P 500 Fund	8,991,704	100,692,798	104,355,272
	Rainer Small/Mid Cap Equity Portfolio Fund	7,635,408	62,523,476	94,144,575
	American Funds Growth Fund Of America - R5 Shares	2,672,288	89,462,971	90,857,795
	PIMCO Total Return Institutional Fund	6,533,698	69,100,106	69,858,539
**	Schwab International Index Select Fund®	2,507,205	44,122,640	59,944,842
	Royce Opportunity Fund Institutional Shares	5,042,352	64,813,329	55,920,436
**	Schwab Small-Cap Index Select Fund®	1,711,173	33,627,353	33,659,792
	Total mutual funds		770,469,594	858,270,224
	SELF-DIRECTED BROKERAGE ACCOUNTS		285,363,465	298,946,088
	COLLECTIVE TRUST FUNDS			
**	Schwab Managed Retirement Trust Funds™	4,666,327	73,422,300	80,249,062
**	Charles Schwab Stable Value Fund™	6,795,076	118,287,729	120,401,245
	SSGA Bond Index Fund	167,865	1,933,732	2,002,294
	Total collective trust funds		193,643,761	202,652,601
*	PARTICIPANT NOTES RECEIVABLE: 3,584 loans with interest rates ranging from 5.0% to 10.50%, maturing through 2022		28,821,990	28,821,990
	TOTAL		$ 1,613,945,667	$ 2,313,091,004

* A party in interest as defined by ERISA
** Managed by a party in interest as defined by ERISA

END